

S T R U C T U R E D   I N V E S T M E N T S
Opportunities in International Equities

Contingent Income Auto-Callable Securities due December 5, 2024
Based on the Worst Performing of the Nasdaq-100 Index®, the Russell 2000® Index and the S&P 500® Index
Principal at Risk Securities

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities, which we refer to as the securities. Investors must carefully re
prospectus referenced below, prospectus, prospectus supplement and Equity Index Underlying Supplement, and the "Risk Considerations" on the following page,

INDICATIVE TERMS

Issuer:	HSBC USA Inc. ("HSBC")
Maturity date:	December 5, 2024, subject to adjustment as described in the accompanying Equity Index Underlying Supplement
Underlying indices:	The Nasdaq-100 Index® (Bloomberg symbol: NDX), the Russell 2000® Index (Bloomberg symbol: RTY) and the S&P 500® Index (Bloomberg symbol: SPX) (each, an "underlying index") For more information about the underlying shares, including historical performance information, see the accompanying free writing prospectus.
Early redemption:	If, on any of the first 7 determination dates, the determination closing level of each underlying index is greater than or equal to its initial index level, the securities will be automatically redeemed for an early redemption payment on the third business day following the related determination date. No further payments will be made on the securities once they have been redeemed. The securities will not be redeemed if the determination closing level of any underlying index on a determination date is below its initial index level.
Early redemption payment:	The early redemption payment will be an amount equal to (i) the stated principal amount plus (ii) the contingent quarterly payment with respect to the related determination date.
Determination closing level:	With respect to each underlying index, its official closing level on any determination date other than the final determination date, as determined by the calculation agent.
Contingent quarterly payment:	• If, on any determination date, the determination closing level or the final index level, as applicable, of each underlying index is greater than or equal to its downside threshold level, we will pay a contingent quarterly payment at an annual rate of at least 11.00% of the stated principal amount per security (corresponding to $27.50 (or at least 2.75%) per quarter per security) on the related contingent payment date. The actual contingent quarterly payment will be determined on the pricing date. • If, on any determination date, the determination closing level or the final index level, as applicable, of any underlying index is less than its downside threshold level, no contingent quarterly payment will be made with respect to that determination date. It is possible that one or more underlying indices will remain below their respective downside threshold levels for extended periods of time or even throughout the entire term of the securities so that you will receive few or no contingent quarterly payments during the term of the securities.
Determination dates:	March 2, 2023, June 2, 2023, September 5, 2023, December 4, 2023, March 4, 2024, June 3, 2024, September 3, 2024 and December 2, 2024 (the final determination date), each subject to adjustment as described in "Additional Terms of the Notes—Valuation Dates" the accompanying Equity Index Underlying Supplement.
Contingent payment dates:	With respect to each determination date other than the final determination date, the third business day after the related determination date. The payment of the contingent quarterly payment, if any, with respect to the final determination date will be made on the maturity date.

Worst performing underlying index:	The underlying index with the largest level to its final index level.
Payment at maturity:	• If the final index level of **each** Underlying index is **greater than or equal to** its downside threshold level: • If the final index level of **any** underlying index is **less than** its downside threshold level:
	(i) the state quarterly p determinat (i) the state index perfo underlying maturity w amount of
Index performance factor:	With respect to each underlying inde
Official closing level:	With respect to each underlying inde trading day as determined by the cal displayed on Bloomberg Professional "NDX <INDEX>", with respect to the the SPX, "SPX <INDEX>") or any su Professional® service or any success
Downside threshold level:	With respect to each underlying inde
Initial index level:	With respect to each underlying inde date.
Final index level:	With respect to each underlying inde date.
Stated principal amount:	$1,000 per security
Issue price:	$1,000 per security
Pricing date:	December 2, 2022
Original issue:	December 7, 2022 (3 business days
Estimated initial value:	The estimated initial value of the sec purchase the securities. The estimat minimum price at which we or any of your securities in the secondary mar value will be calculated on the pricing supplement to which this free writing estimated initial value of the securitie pricing date, will be less than the pri value of the securities in the seconda
CUSIP / ISIN::	40441XVV9 / US40441XVV99
Free writing prospectus:	https://www.sec.gov/Archives/edgar 051d38dps_fwp.htm

The pricing date, original issue date and the other dates set forth above are subject to change, and will be set forth in the pricing supplement relating to the securities.

Risk Considerations

It is important for you to understand that this offering summary does not contain all of the material information an investor should consider before investing in the securiti
of the risks relating to the securities. This offering summary is not for distribution in isolation and must be read together with the accompanying free writing prospectus.

Risks Relating to the Structure or Features of the Securities

- You may lose your entire initial investment.

- You will not receive any contingent quarterly payment with respect to any quarterly period where the determination closing level or the final index level, as ap
  than its respective downside threshold level on the related determination date.

- Investors will not participate in any appreciation of any underlying index, and your return on the securities is limited to the principal amount plus any continge
  appreciation in the levels of the underlying indices.

- The securities may be called prior to the maturity date.

- The amounts payable on the securities are not linked to the levels of the underlying indices at any time other than on the determination dates, including the f

- You are exposed to the market risk of all the underlying indices, with respect to both the contingent quarterly payments, if any, and the payment at maturity, i

- Because the securities are linked to the performance of the worst performing underlying index, you are exposed to greater risks of receiving no contingent qu
  significant loss on your investment than if the securities were linked to fewer underlying indices or just one underlying index.

Risks Relating to the Underlying Indices

- Adjustments to any underlying index could adversely affect the value of the securities.

- Non-U.S. securities risk.

- Small-capitalization risk.

General Risk Factors

- Credit risk of HSBC USA Inc.

- The estimated initial value of the securities, which will be determined by us on the pricing date, is expected to be less than the price to public and may differ f
  the secondary market, if any.

- The price of your securities in the secondary market, if any, immediately after the pricing date is expected to be less than the price to public.

- If HSBC Securities (USA) Inc. were to repurchase your securities immediately after the original issue date, the price you receive may be higher than the estim

- Hedging and trading activity by our affiliates could adversely affect the value of the securities.

- The calculation agent, which is HSBC or one of its affiliates, will make determinations with respect to the securities.

- Investing in the securities is not equivalent to investing in the securities included in any of the underlying indices.

- The securities are not insured by any governmental agency of the United States or any other jurisdiction.

- The market price of the securities will be influenced by many unpredictable factors.

- The securities will not be listed on any securities exchange and secondary trading may be limited.

- The U.S. federal income tax consequences of an investment in the securities are uncertain.

Tax Considerations

You should review carefully the discussion in the accompanying free writing prospectus under the caption "Additional Information About the securities —Tax consideratio
tax consequences of an investment in the securities, and you should consult your tax adviser.

If there is any inconsistency between any terms herein and the free writing prospectus relating to the securities, the free writing prospectus shall prevail. The issuer has fi
prospectus, prospectus supplement and Equity Index Underlying Supplement) with the Securities and Exchange Commission ("SEC") for the offering to which this prelir
Before you invest, you should read the free writing prospectus relating to the offering, and also the prospectus, prospectus supplement and Equity Index Underlying Sup
and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting
https://www.sec.gov/edgar/search/. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the free writing prospectu
and Equity Index Underlying Supplement if you request them by calling toll-free **1-866-811-8049**.